August 17, 2005

James O`Leary
Executive Vice President and Chief Financial Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

	Re:	Beazer Homes USA, Inc.
      Form S-4 filed August 3, 2005
      File No. 333-127165

Dear Mr. O`Leary:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide us with an executed supplemental letter that:
* states you are registering the exchange offer in reliance upon the relevant Exxon Capital no-action letters, and
* includes the representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.

Legal Matters, Page 82

2. Please revise to disclose that counsel will pass upon whether the notes and guarantees will be the binding obligations of the issuers.

Exhibit 5.1 - Paul Hastings Legal Opinion

3. You cannot assume provisions (ii) (as related to the non-
Georgia/Delaware guarantors), (x) and (xi), but you can expressly rely on other opinions. Each such other opinion must reflect that you are permitted to rely on it.

4. Please delete as inappropriate provision (ix). Furthermore, the opinion already contains a bankruptcy exception and equitable principles limitation.

5. Since you say the Guarantees will constitute "valid" and binding obligations of the Non-Georgia/Delaware Guarantors, you should use the same language in paragraph 3.

6. In the penultimate paragraph, either remove the words "as of the date hereof" or refile an opinion on the day you want the registration statement to go effective. Please make similar revisions in Exhibits
5.2 through 5.9.

7. You can limit reliance with regard to purpose, but not person.
Please revise. This comment also applies to Exhibits 5.3, 5.4, 5.5 and
5.8.

8. Where counsel refers to the Delaware General Corporation Law, counsel should confirm supplementally that it does not intend to exclude the Delaware Constitution and reported judicial decisions interpreting these laws. Counsel should file this correspondence on
EDGAR, as it will be a part of the Commission`s official file regarding this registration statement. See Section VIII.A.14 of our
November 14, 2000 Current Issues Outline.

Exhibit 5.3 - Hogan & Hartson Opinion

9. Please delete as inappropriate provisions (i) - (iv).

10. Please delete as inappropriate the qualification that counsel expresses no opinion on antitrust, unfair competition, banking or tax laws or regulations.

11. Please delete the words "in our experience" from the 6th paragraph. This comment also applies to exception D in Exhibit
5.4.

12. The opinion that the guarantor is validly existing and in good standing should be as of the effective date. This comment also applies to Exhibit 5.4.

Exhibit 5.4 - Gibbons Opinion

13. Please delete as inappropriate the paragraph about the meaning of
"knowledge." This comment also applies to Exhibit 5.5, 5.7, and 5.8.

14. Please delete as inappropriate exception A. We would not object, however, if counsel carved out federal and state blue sky securities law matters.

	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brigitte Lippmann at (202) 551-3713 or me at
(202) 551-3760 if you have any questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Elizabeth Noe, Esq.
	Paul, Hastings, Janofsky & Walker LLP
	600 Peachtree Street, N.E., Suite 2400
	Atlanta, GA 30308

??

??

??

??

James O'Leary
Beazer Homes USA, Inc.
August 17, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE